UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                        (Amendment No. __________)*

                           Grana Y Montero S.A.A.
                 -----------------------------------------
                             (Name of Issuer)

                        Grana & Montero Corporation
                 -----------------------------------------
                     (English Translation of Issuer)

                               Common Shares
                 -----------------------------------------
                      (Title of Class of Securities)

                                 38500P208
                 -----------------------------------------
                               (CUSIP Number)

                       Marcos Shulim Fishman Cotlear
                    Av. Pardo y Aliaga 699, Oficina 501-A
                       San Isidro, Lima, 15073, Peru *

                                Copy to:
                               Kay Gordon
                             Nelson Mullins
                     280 Park Avenue, 15th Floor West
                           New York, NY 10017
                             (646) 428-2600
                 -----------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              May 30, 2019 *
                 -----------------------------------------
        (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section
240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* CUSIP number of the American Depositary Shares ("ADSs") listed on the New York Stock Exchange. Each ADS represents five Common Shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

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CUSIP No.: 38500P208                   13D                   PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Pacifico Corp S.A.C.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                   (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (see instructions)
    Loans granted by the controlling shareholder.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Peru
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                                              7  SOLE VOTING POWER
                                                 87,191,786
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            8  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              9  SOLE DISPOSITIVE POWER
        PERSON                                   87,191,786
         WITH                                 --------------------------------
                                              10 SHARED DISPOSITIVE POWER
                                                 0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    87,191,786
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    10%
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14  TYPE OF REPORTING PERSON
    CO
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CUSIP No.: 38500P208                   13D                   PAGE 3 OF 5 PAGES
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Item 1.	Security and Issuer.

	Common Shares, par value PEN 1.00; Grana Y Montero S.A.A., a Peruvian corporation with principal offices located at Av. Paseo de la Republica 4667, Surquillo, Lima 34, Peru

Item 2.	Identity and Background.

	(a)	Pacifico Corp S.A.C. is a closed corporation with Tax
		Identification Number 20604535531, duly incorporated by
		Public Deed dated April 1st, 2019, granted before a Notary Public of Lima, Dr. Eduardo Laos de Lama, and registered in Entry 14276127 of the Public Registry of Lima. This statement is filed by Pacifico Corp S.A.C. and includes all shares owned by Pacifico Corp S.A.C. and its related companies.
	(b)	The business address of the Reporting Person is Av. Pardo y
		Aliaga 699, Oficina 501-A, San Isidro, Lima, 15073, Peru.
	(c)	The principal business of the reporting Person is to invest
		and possess shares of other companies.
	(d-e)	Since its incorporation on April 1st, 2019, the Reporting
		Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Peruvian laws.
	(f)	The Reporting Person is a Peruvian company. Mr. Marcos Shulim
		Fishman Cotlear is a citizen of Peru, and the Chief Executive Officer of the Reporting Person.

Item 3.	Source or Amount of Funds or Other Consideration.

	Loans granted by the controlling shareholder.

Item 4.	Purpose of Transaction.

	The Reporting Person is filing this Schedule 13D as a consequence of being appointed a member into the board of directors of the Issuer to replace the Schedule 13G filed on April 12, 2019.

	The Reporting Person does not have any present plans or proposal that relate to or would result in the acquisition by any person of additional securities of the Issuer.

	The Reporting Person may in the future take actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the members of the Board of Directors of the Issuer, purchasing additional Shares, selling some or all of their Shares.

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CUSIP No.: 38500P208                   13D                   PAGE 4 OF 5 PAGES
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Item 5.	Interest in Securities of the Issuer.

	Calculations of the percentages herein are based on 871,917,855 Common Shares outstanding as of April 2, 2019, based on information reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2019.

	As of April 2, 2019, the Reporting Person beneficially owned 87,191,786 shares of Common Shares of the Issuer, constituting 10% of the Common Shares outstanding. The Reporting Person had sole voting and dispositive power with respect to the 87,191,786 shares of Common Shares and no shared voting and dispositive power.

	Other than disclosed in this Statement and what was reported in
	Schedule 13G, no transactions were effected by the Reporting Person in the past sixty days.

	Mr. Marcos Shulim Fishman Cotlear is the controlling person and the Chief Executive Officer of the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
	to Securities of the Issuer.

	There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

	   Date of                             Amount             Price
	 Transaction         Buy/Sell        of Security        Per Shares
        -------------     -------------     -------------     -------------
        April 2, 2019          BUY           87,191,786         USD 0.6136

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CUSIP No.: 38500P208                   13D                   PAGE 5 OF 5 PAGES
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                                 SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, correct and complete.


				PACIFICO CORP S.A.C.


				By: /s/ Marcos Shulim Fishman Cotlear
				-------------------------------------
				        Marcos Shulim Fishman Cotlear
                                        Chief Executive Officer

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